UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 11, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 10, 2022, Immatics N.V. (the “Company”, “Immatics”, “we”) announced a clinical data update for the ACTengine IMA203 TCR-T monotherapy targeting an HLA-A*02-presented peptide derived from the tumor antigen PRAME covering:

•	The completed Phase 1a dose escalation part of the clinical trial, during which we treated 27 patients, including 7 patients at the provisional recommended Phase 2 dose (“RP2D”) (being dose level 4). The Phase 1a patients were heavily pre-treated, had a particularly high baseline tumor burden and an average of 4.2 prior lines of treatment, and patients treated at the RP2D had an average of 4.6 prior lines of treatment.

•	Initial data from the first 5 patients in the ongoing Phase 1b dose expansion cohort A (monotherapy). These Phase 1b patients were heavily pre-treated, had high to moderate baseline tumor burden and an average of 4.0 prior lines of treatment.

The cutoff date for clinical data update is September 6, 2022.

Moving from Phase 1a to Phase 1b, we are continuing to introduce planned improvements that may influence clinical outcomes including (1) applying higher cell doses (DL4 and exploratory DL5), (2) optimizing the cell product through manufacturing enhancements, and (3) working with disease area experts to gradually reduce the fraction of very heavily pre-treated patients with extreme tumor burden who have exhausted standard of care and have undergone multiple clinical trials. In addition, the focus in Phase 1b is also shifting from initial ORR determined at ~6-week scan to confirmed ORR determined at the ~12-week scan.

We observed a higher overall response rate (“ORR”) and confirmed ORR (“cORR”) in patients who received doses above 1 billion TCR-T cells, being dose levels 4 and 5. The table below sets forth the observed overall response rates, as measured by RECIST v1.1:

	Phase 1a		Phase 1a + Phase 1b	Phase 1b only
	All pts (DL1-4)	DL4 pts only[1]	DL4/DL5 pts only[1]	All pts (DL4/DL5)[1]
Patients Treated	27	7	12	5
ORR (~week 6)	48% (13/27)	57% (4/7)	67% (8/12)	80% (4/5)
cORR (~week 12)[2]	19% (5/27)	29% (2/7)	50% (6/12)*	80% (4/5)*

1 All patients received >1 billion total TCR-T cells; 2 confirmed ORR (cORR), * 1 patient with SD at ~6-week scan with pending ~12-week scan considered as non-responder for cORR; DL – dose level.

We observed confirmed objective responses in patients with a broad spectrum of different tumor types, including cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma and synovial sarcoma. The graphs below show the best percentage change in target lesions:

* Maximum change of target lesions and RECIST 1.1 BOR response at different time points; #Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline

In addition, we observed encouraging early signs of improved durability at higher doses and in Phase 1b patients. The graphs below show the change in sum of longest diameter of lesions over time:

# Synovial sarcoma patient (DL3) PD at week 6 not shown 12 as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline

Translational data obtained during the Phase 1a and Phase 1b cohort A trial further provide clinical validation of PRAME as a highly promising T cell target for solid cancers. Confirmed clinical responses were observed at high and low PRAME-expression levels above threshold, as shown in the following graph, indicating IMA203’s potential to provide clinical benefit for all PRAME biomarker-positive cancer patients.

The predicted high PRAME prevalence across key indications has so far been supported by prevalence rates obtained during the clinical screening of patients. Biological data including T cell engraftment, persistence and tumor infiltration were consistent with clinical outcomes, as shown in the following graphs, and support the proposed mechanism of action for IMA203.

Mann-Whitney U test; 1 T cell infiltration for 19 patients (9 non-responder, 10 responder) with 6-week post infusion biopsy available (1 patient with ~5-week post infusion biopsy)

The most frequent treatment-emergent adverse events (“TEAEs”) were as expected for cell therapies, and we believe that IMA203 demonstrated a favorable tolerability profile. Specifically, we observed that:

•	All 32 infused patients experienced cytopenia (Grade 1-4) associated with lymphodepletion;

•	31 patients (97%) experienced cytokine release syndrome (“CRS”) of any grade:

o	29 patients had low to moderate CRS (Grade 1-2)

o	2 patients had Grade 3 CRS that occurred in Phase 1a, with both patients having recovered to Grade ≤ 2 after three and four days, respectively;

•	5 patients (16%) experienced a low to moderate (Grade 1-2) immune effector cell associated neurotoxicity syndrome (ICANS);

•	No dose-dependent increase of CRS and ICANS was observed;

•	No additional dose limiting toxicities (“DLT”) were observed since the initial data release in March 2021;

•	No IMA203-related Grade 5 adverse events.

The tables below show the Grade ≥3 TEAEs observed regardless of relatedness to study treatment:

1 All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (06-Sep-2022); 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; 4 Fatal Adverse events in N=3 patients were not considered related to any study drug; 5 Patient did not receive IMA203 TCR-T cells; * Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Diarrhoea, Cytokine release syndrome, Hypokalaemia, Proteinuria; Second patient: Fracture, Muscle spasms, Neutropenia, Thrombocytopenia.

IMA203 is currently being evaluated in an ongoing Phase 1b trial including three expansion cohorts: (A) IMA203 as a monotherapy, (B) IMA203 in combination with an immune checkpoint inhibitor and (C) IMA203CD8, a next-generation cell therapy where IMA203 engineered T cells are co-transduced with a CD8αβ co-receptor. We expect further data read-outs on the individual cohorts in the IMA203 trial throughout 2023.

In addition to the ACTengine IMA203 programs, we are addressing PRAME-positive cancers with a second therapeutic modality: TCR Bispecifics. Our TCER IMA402 is a next-generation, half-life extended TCR Bispecific which is expected enter the clinic in 2023. Both approaches, ACTengine and TCER, are distinct therapeutic modalities that have the potential to provide innovative treatment options for a variety of cancer patient populations with different medical needs.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available a presentation, a copy of which is attached hereto as Exhibit 99.2.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics

N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 10, 2022
99.2	Presentation dated October 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: October 11, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer